DAVID R. EARHART

214.237-6393

DEARHART@LRMLAW.COM

February 23, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Karl Hiller, Branch Chief

Re:	Cubic Energy, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed September 28, 2010
Form 10-K/A for the fiscal year ended June 30, 2010
Filed October 12, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 15, 2010
File Number 001-34144

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated February 7, 2011 relating to the referenced filings.  We have numbered our responses to correspond with the numbers assigned to the comments contained in the Staff’s letter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Marketing of Production, page 6

Comment 1:  We note your disclosure in which you state you market your production of natural gas to three purchasers.  To the extent the revenues from transactions with any of these customers amount to 10% or more of your total revenues, please disclose the revenue from each of these customers in your financial statements as required by FASB ASC 280-10-50-42.

The disclosure has been expanded to include the amount of production sold through the Company’s affiliate, Fossil Operating, as well as through its non-affiliate third-party operators.  Pursuant to the terms of various operating agreements, the Company’s non-affiliate third-party operators have the right to market the Company’s production from the wells operated by them, for which the Company receives prevailing market prices.  The disclosure has been revised to identify any purchaser of 10% or more of the Company’s total revenues through purchases from Fossil Operating, as well as the percentage of the Company’s total revenues marketed through the Company’s non-affiliate third-party operators.

Comment 2:  In addition, you state your crude oil and condensate production is typically committed to arrangements having a term of one year or less.  To the extent you are required to provide a fixed and determinable quantity of crude oil and condensate in the near term under these arrangements, please provide the disclosures required by Item 1207 of Regulation S-K.

The disclosure has been revised to clarify that the Company is not a party to any marketing arrangements pursuant to which it is required to provide production in the future.

Oil and Gas Reserves, page 7

Comment 3:  We note that you report significant quantities of proved undeveloped reserves. Please comply with the disclosure requirements outlined at Item 1203 of Regulation S-K and disclose the following information:

•                                          Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to proved developed reserves.

•                                          Disclose investments in and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.

•                                          Please quantify the portion of your proved undeveloped reserves which have remained undeveloped for five years or more; identify the specific field or project to which these reserves are assigned; and explain the reasons they have remained undeveloped.  Please submit a schedule listing all such fields or projects and the volume of reserves for each such field or project and in total.  For further guidance you may refer to Compliance and Disclosure Interpretation 131.03, which can be found at:  http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

The disclosure requested by the initial two items has been included.  The disclosure has been revised to clarify that no portion of the Company’s proved undeveloped reserves have remained undeveloped for five years or more.

Comment 4:  We note your proved reserves were prepared by an independent petroleum consultant, Cambrian Consultants America Inc. as well as you maintain an internal staff of petroleum engineers and geosciences professionals.  Please disclose the technical qualifications of the person at Cambrian Consultants America Inc. that oversaw the preparation of the reserve estimates and technical person within the Company that receives and reviews and approves the third party report.  Refer to Item 1202(a)(7) of Regulation S-K for additional guidance.

The requested disclosure has been included.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 35:

Comment 5:  We note you refer to a NYSE Amex non-compliance issue when discussing your results of operations.  Please expand your discussion to explain the nature of this non-compliance issue and indicate when and how it was resolved.

The disclosure has been expanded to include a discussion of the NYSE Amex non-compliance issue, all of which was previously disclosed by the Company on Forms 8-K dated June 26, 2009 and March 10, 2010:

Liquidity and Capital Resources, page 37

Comment 6:  Please discuss material changes in your historical operating, investing and financing cash flows, as depicted on your statements of cash flows for the years ended June 30, 2008, 2009 and 2010, and identify the underlying reasons for those changes.

In addition, please discuss the terms of any material debt financing arrangements you currently have in place.  Please include detail of material covenants related to this debt and state whether you are in compliance with these covenants.

Refer to FRC 501.13a-d for additional guidance on required disclosures related to liquidity and capital resources.

The requested disclosure has been included.

Financial Statements

Statements of Cash Flows, page F-5

Comment 7:  Please tell us the nature of the line item, “Increase (decrease) in capital portion of due to affiliates,” and explain why it is appropriately classified as a cash flow from investing activity.

“Increase (decrease) in capital portion of due to affiliates” refers to the Company’s working interest and drilling commitments due to, or due from, our affiliates.  See Note F — Related party transactions.  Because of the capital nature of the transactions contemplated by this line item, we believe that it is appropriately classified as a cash flow from investing activities.

Note B — Significant accounting policies, page F-6

Earnings (loss) per common share, page F-9

Comment 8:  Please disclose how preferred dividends factors into your computation of loss per common share.  Please refer to FASB ASC 260-10-45-11 for additional guidance.

The requested disclosure has been included.

Note J — Oil and gas reserves information (unaudited), page F-30

Comment 9:  Please disclose your net quantities of proved developed oil and gas reserves and proved undeveloped oil and gas reserves as of the beginning and the end of the years, as required by FASB ASC 932-235-50-4.  You may refer to an example of this disclosure at FASB ASC 932-235-55-2.

The requested disclosure has been included.

Comment 10:  Please disclosure your amortization rate per equivalent barrel of production, as required by Rule 4-10(c)(7)(i) of Regulation S-X.

The requested disclosure has been included.

Standardized measure of discounted future net cash flows related to proved reserves, page F-33

Comment 11:  We note your disclosure in which you state that you used current year-end prices to compute future cash flows.  Please note for computing future cash flows at June 30, 2010 you should be applying the prices used in estimating your proved oil and gas reserves to your year-end quantities of those reserves.  Therefore, you should have used the average price during the 12 month period prior to the ending date of the period covered by the report of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangement.  Please revise your computation of your standardized measure of discounted future net cash flows related to proved reserves at June 30, 2010 accordingly.  Please refer to FASB 932-235-50-31 and Rule 4-10(a)(22)(v) of Regulation S-X for additional clarification.

The disclosure has been revised to clarify that the computation of future cash flows at June 30, 2010 that was previously disclosed applied the proper prices.  The previous disclosure referred to the incorrect price.

Exhibit 99.1

Comment 12:  We note a third party engineering firm evaluated your proved reserves as of June 30, 2010, and you filed their report as an exhibit to your Form 10-K.  However, this report does not comply in entirety with Item 1202(a)(8) of Regulation S-K.  We expect that you will need to discuss the following points with your third party engineering firm and obtain and file a report that complies with the aforementioned guidance.

•                                          Please disclose the proportion of Cubic Energy, Inc.’s total reserves covered by the report.

•                                          Pleas quantify the actual average oil, NGL and natural gas prices used in computing reserves as this is a key assumption.

•                                          Please include a discussion of the possible effects of regulation on the ability of Cubic Energy, Inc. to recover the estimated reserves.

•                                          Please include a discussion of primary economic assumptions you considered to complete your evaluation.

•                                          Please include as statement that all methods and procedures it considered necessary under the circumstances were used to prepare the report.

A revised report is included as an exhibit to the filing.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12

Comment 13:  We note your revenue increased 133% for the quarter ended September 30, 2010 in comparison to the quarter ended September 30, 2009.  Please expand your discussion to explain why oil and gas production, operating and developments costs decreased by 2% for the same periods, as we would presume these costs would generally increase in conjunction with revenues.

The disclosure has been expanded to include the requested explanation.

To expedite the Staff’s review, marked versions of the amendments to the referenced filings showing the changes made in response to the Staff’s comments have been sent to the attention of Jennifer Gallagher and Kimberly Calder via overnight delivery.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 237-6393.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:	Jennifer Gallagher (Staff)
Kimberly Calder (Staff)
Jon S. Ross (Company)
Larry G. Badgley (Company)